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                                                                       EXHIBIT A

         [LETTERHEAD OF SECURITY INVESTMENTS GROUP, INC. APPEARS HERE]

                               February 2, 1998

Dear Fellow Shareholders:

     This letter states the position of Security Investments Group, Inc. (the "Company"), as to the recent tender offer by Alliance Standard III L.L.C. and Alliance Standard III Corp. (collectively the "Purchasers") to acquire up to 1,000,000 of the shares of the common stock, $.10 par value per share (the "Shares"), of the Company at a price of $2.00 per share (the "Offer"). The Purchasers state that they reserve the right to purchase only up to 707,000 Shares if the Board of Directors of the Company has not approved the Purchasers' acquisition of the Shares pursuant to the Offer prior to the date specified by the Purchasers.

     For the reasons set forth below, the Board of Directors of the Company has determined not to make a recommendation to you as to whether or not to tender your Shares pursuant to this partial tender offer, which is not based upon the value of the Company or plans of the Purchasers with respect to the Company. Instead, as discussed more fully below, the Company believes that the Offer is based upon the desire of the Purchasers to participate in the recovery, if any, in the lawsuit instituted on behalf of the Company against the United States in the United States Court of Federal Claims (the "CFC") to recover damages for the breach of the supervisory goodwill agreements entered into by the United States and Security Savings Bank, SLA (the "Bank"), the former insured subsidiary of the Company, which was placed into receivership on December 4, 1992 (the "Lawsuit").

     The Board of Directors believes that shareholders should make individual investment decisions as to whether to tender based upon your investment expectations and financial circumstances, and, to the extent feasible, after consultation with your own attorneys and investment advisers. However, to the best of the Company's knowledge, none of its directors or executive officers presently intends to tender shares pursuant to the Offer which are owned beneficially or of record by them.

     The Company is non-operational, it is in debt, and presently has no cash or other liquid assets to pay such debts. The Company's only asset is the Lawsuit, which it intends to vigorously prosecute for the benefit of you, the shareholders, and which will require raising funds to defray the legal fees and costs of the litigation. The Board of Directors intends to distribute promptly to you, the shareholders, any net recovery received by the Company in the event that it finally prevails on the lawsuit.

     The Company notes that its only other claimed material asset, a tax-refund of $678,184 from the IRS, has been eliminated. On May 29, 1997, the U.S. District Court for the District of New Jersey ruled that this refund is the sole and exclusive property of the Federal Deposit Insurance Corporation ("FDIC") as receiver of the Bank. The Company has released these funds to the FDIC pursuant to such court order.
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February 2, 1998
Page 2


     The Company presently is discussing with accredited investors the purchase of unissued common stock, subject to shareholder approval, in order to provide needed funds to pay the Company's operating expenses, including legal fees and costs of the Lawsuit. There can be no assurance, however, as to whether an agreement will be consummated between the Company and investors as to this matter; and, if consummated, the terms and conditions thereof.

     The Lawsuit is one of the approximately 120 legal actions now pending in the CFC against the United States seeking damages or other monetary relief for governmental breach of supervisory goodwill or regulatory capital credits agreements, or both. The FDIC, in its capacity as receiver or in its corporate capacity, sought to intervene -- and has been granted intervention -- in substantially all of the cases in which the thrifts at issue have been placed in receivership, including the Lawsuit.

     On July 1, 1996, the United States Supreme Court issued a decision, commonly referred to as the "Winstar" decision, in three test cases -- Glendale
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Federal, Statesman and Winstar.  The Supreme Court sustained the validity of the
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supervisory goodwill agreements in each of these cases, upheld the decisions below of the CFC and the Federal Circuit resolving the liability and contract issues against the government, rejected the government's contract liability defenses, and remanded the cases to the CFC for a determination of damages.

     The Glendale Federal damages trial commenced in the CFC on February 24,
         ----------------
1997 and is expected to end during the March 1998 quarter, with a decision anticipated by the end of June, 1998, or early in the September 1998 quarter. Glendale Federal presented evidence on three alternative damages theories --
                                             -----------
reliance, expectation and restitution. Following completion of Glendale Federal's case-in-chief, the Trial Judge, Chief Judge Smith, made favorable comments as to Glendale Federal's damages case, but noted that his views did not encompass the government's yet-to-be presented damages evidence. No determination can be made at this time as to the award of damages in Glendale
                                                                     --------
Federal.  Moreover, in any event, an appeal to the United States Court of
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Appeals for the Federal Circuit by the losing party in Glendale Federal is
                                                       ----------------
expected.

     The next damages trial scheduled in the CFC is the Statesman case, which
                                                        ---------
may be particularly relevant to the Company since it, like the Lawsuit, involves a closed thrift in FDIC receivership. The Statesman trial is expected to begin
                                           ---------
in the June 1998 quarter.

     Since the Supreme Court's decision in Winstar, approximately 40 plaintiffs
                                           -------
have filed motions for partial summary judgment as to liability. The government has vigorously opposed these motions and has advanced certain common defenses as to contractual liability. The CFC selected four test cases to resolve these common issues (hereinafter referred to collectively as "California Federal").
                                                        ------------------
Following briefing and oral argument by the parties, and the other plaintiffs, the CFC, on December 22, 1997, issued its decision in California Federal
                                                      ------------------
granting summary judgment as to all eleven common issues in favor of the test plaintiffs, and giving the government 60 days to show cause why the California
                                                                    ----------
Federal decision should not be dispositive as to contract liability issues in
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the other pending summary judgment cases.
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February 2, 1998
Page 3


     The Company believes that its case comes within the California Federal
                                                         ------------------
decision, but it has not yet moved for summary judgment and there can be no assurance at this time that its case will be found to come within California
                                                                  ----------
Federal, or that the government will not oppose summary judgment based upon
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common or case-specific defenses not advanced in California Federal.
                                                 ------------------

     Common discovery in the Winstar-related litigation is now set to end on
                             -------
March 31, 1998, and case-specific discovery, in 30 cases per year waves, is set
                                             -- -- ----- --- ---- -----
to commence on April 1, 1998, based upon the respective dates of the filing of the plaintiffs' complaints in the CFC. The Company did not file its complaint until August, 1995, and it now appears that its case-specific discovery will not commence until April 1, 2000, with an anticipated completion date in 2001 or thereafter. Under the current litigation schedule, trial of the Lawsuit will commence upon a yet-to-be determined date following completion of all case-specific discovery. No determination can be made at this time as to amount of damages, if any, which may be awarded by the CFC to, or on behalf of, the Company in the event it prevails on the liability issue, or as to the likelihood of further appeals.

     Up until now the government has vigorously defended all aspects of the Winstar-related litigation, and is expected to do so in the future. However,
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the Company has been advised that at some future point in the litigation, settlement might be a possibility in the event all liability issues have been finally resolved against the government, multiple cases have been decided unfavorable to the government as to damages, and all appeal rights as to the foregoing have been exhausted by the government. No determination can be made at this time as to whether conditions will ever be ripe for settlement, or, if they are, the timing thereof.

     The CFC has granted the FDIC the right to intervene as party plaintiff in the Lawsuit and in substantially all of the other Winstar-related lawsuits which
                                                  -------
involved closed thrifts. The Company has been advised that the FDIC has intervened to attempt to recover on behalf of the creditors and shareholders of the failed thrift damages arising out of the governmental breach of the supervisory goodwill agreements. However, under the FDIC's failed-thrift distribution scheme, creditors, including the FDIC as creditor, have a distribution priority ahead of shareholders, who have the lowest ranking under the FDIC distribution system. Therefore, there can be no assurance that any damage award granted solely to the FDIC as receiver of the Bank would be
                     ------
sufficient to pay all creditor claims in full and leave remaining funds available for distribution to the Company, as sole shareholder of the Bank. In this connection, it should be noted that the Company has asserted the right to damages for breach of the supervisory goodwill agreements as a claim in addition to, and independent of, any claim which the FDIC may have as receiver. If successful, any damages awarded to the Company on its separate claim would not pass through the FDIC receivership estate. No determination can be made at this time as to the resolution of any controversy which now exists, or might exist in the future, between the Company and the FDIC, or the timing of any such resolution.

     In conclusion, the Offer is only a partial tender offer, which is not based upon the value of the Company, its direction, its business or lack thereof, or on the composition of its
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February 2, 1998
Page 4


directorate. Rather, the Offer relates to value of the Lawsuit. While the Company continues to believe strongly that the Lawsuit has merit, we trust you will appreciate, for the reasons set forth above, that our belief, at this time, cannot be translated into any precise determination as to liability, the amount of damages to be awarded if the Company prevails as to liability, settlement, resolution of any controversy between the Company and the FDIC, and the timing of final judgment.

     Accordingly, the Company urges you, as shareholders, to make your own investment decision based upon your individual investment expectations, financial needs and circumstances, and tax situation. For those of you who elect to continue to hold your shares, the Board of Directors repeats its above-stated commitment to vigorously prosecute the Lawsuit for your benefit and to distribute promptly to you, the shareholders, any net recovery received by the Company if it prevails in the Lawsuit. Again, to the Company's knowledge, none of its directors or executive officers presently intends to tender their shares.

                                       Sincerely,



                                       /s/ P. Paul Ricci
                                       -----------------------------------------
                                       P. Paul Ricci
                                       President and Chairman of the Board